Bruce M. McNamara phone: (650) 838-4393 fax: (650) 838-4593 email: BMcnamara@perkinscoie.com

April 24, 2007

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street N.E.

Washington, D.C. 20549

Re:	CAI International, Inc.
Pre-effective Amendment 3 to Registration Statement on Form S-1
Filed April 24, 2007
File No. 333-140496

Dear Ms. Long:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated April 17, 2007 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), filed on the date hereof, copies of which are enclosed for your convenience.

The Amendment No. 3 omits pricing and other related information as permitted under Rule 430A. As indicated in Amendment No.3, based upon discussions with the Company’s underwriters, the Company expects to offer 5,800,000 shares of common stock at an anticipated offering price range of $14.00 to $16.00 per share.

General

Comment No. 1

We note that there are numerous changes in the EDGAR version of pre-effective amendment 1 to the registration statement that are not marked as required by Rule 310 of

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 2

Regulation S-T. For example, refer to the second bullet point paragraph on page 3, the second bullet point on page 27, the capitalization section on page 29, the second bullet point paragraph on page 80, and the tables on pages 88 and 98. Please comply with the rule’s requirement in future filings.

Response to Comment 1

The Company apologizes for any inconvenience the lack of marking caused the Staff. The Company will ensure that the EDGAR version of Amendment No. 3 is marked as required by Rule 310 of Regulation 310.

Summary, page 1

Comment No. 2

You disclose that all share and per share information will be adjusted for the stock split to be effected prior to the completion of this offering. We wish to remind you that you will need to revise your historic financial statements and related disclosures pursuant to Topic 4C.

Response to Comment 2

The Company has revised it historical financial statements and related disclosures throughout Amendment No. 3 to reflect the 420-to-1 split of the Company’s common stock.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 39

Comment No. 3

Please remove your unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2006. Pro forma statements of income may only be presented for most recent fiscal year and subsequent interim period. Refer to Rule 11-02(c)(2(i) of Regulation S-X. Please revise footnote (3) to your pro forma consolidated statement of income for the year ended December 31, 2006.

Response to Comment 3

The Company has removed the pro forma condensed consolidated statement of income for the nine months ended September 30, 2006 from Amendment No. 3 and has revised footnote (3) to its pro forma condensed consolidated statements of income for the year ended December 31, 2006. The Company notes that it has included a pro forma condensed consolidated statement of income for the three months ended March 31, 2007.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 3

Utilization, page 46

Comment No. 4

Revised disclosure made in response to prior comment 11 that the average fleet utilization rate increased from 89.8% for the year ended December 31, 2004 to 90.7% for the year ended December 31, 2005 to 90.6% for the year ended December 31, 2006 on a pro forma, as adjusted basis, is imprecise because there was a decrease in the most recent year as compared to the preceding year. Please revise.

Response to Comment 4

The Company has amended the disclosure in Amendment No. 3 to clarify the change in the utilization rate from December 31, 2005 to December 31, 2006.

Net Interest Expense, page 53

Comment No. 5

You disclose your interest expense for the 12 months ending June 30, 2008 would be approximately $15.0 million. Please tell us the relevance of this period. Revise your disclosures.

Response to Comment 5

The Company had provided the disclosure for the interest expense for the 12 months ending June 20, 2008 as a means of indicating the potential impact on net interest expense from a change in the amount of expected net proceeds in this offering. The Company has replaced this disclosure with a statement of the impact upon net interest expense for Adjusted 2006 of a $1.00 change in the assumed offering price per share assuming the number of shares offered by the Company as set forth on the cover page of this prospectus remains the same.

Share Based Payments, page 67 and Note (10) Preferred Stock, page F-21

Comment No. 6

We note your response to prior comment 24. You indicate that you estimate the fair value of your preferred stock using a combination of the income and market approaches. We also note, however, that the preferred stock is convertible into your common stock on a 1 for 1 basis. We would assume, therefore, that the fair value of your preferred stock would not be materially different than the fair value of your common stock. As such, please address the following two events which highlight the fair value of your common stock:

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 4

•	We note that on February 16, 2007 Mr. Ogawa sold 4,028 shares of your common stock for an initial payment of $20.9 million, an average per share price of $5,189.

•

We also note that the filing of your registration statement for the initial public offering or IPO of your common stock was not substantially later than your most recent historical balance sheet date, December 31, 2006.

Please disclose the fair value of your preferred stock as of December 31, 2006, and provide a discussion of each significant factor contributing to the difference between the fair value of your preferred stock as of December 31, 2006 and

•	The February 16, 2007 average per share price.

•	Your estimated IPO price for your common stock.

Response to Comment 6

The Company respectfully submits that the valuation of its preferred stock as of December 31, 2006 was appropriate in light of the information available to it as of that date. The sale by Mr. Ogawa of his stock to DBJ Value Up Fund and the filing of the Registration Statement for the initial public offering are events that occurred in the Company’s first fiscal quarter. Accordingly, the Company has adjusted the valuation of its preferred stock as of March 31, 2006 to reflect these events. In response to the Staff’s request, the Company provides the following discussion of the bases of its valuation of its preferred stock as of December 31, 2006 and the significant factors contributing to the differences between the fair value of its preferred stock as of December 31, 2006 and (1) the average price per share paid to Mr. Ogawa for his common stock in connection with his sale of common stock to DBJ Value Up Fund on February 16, 2007 and (2) the Company’s estimated public offering price in this offering.

The Company estimated the fair value of its preferred stock as of December 31, 2006 based solely upon the objective information available to it as of that date. Specifically, as of December 31, 2006, the Company estimated that the value of the Company was unchanged from the value at October 1, 2006 following the Company’s repurchase of its common stock from Interpool. The value per the Interpool transaction remained the most recent, pertinent information available to the Company for estimating the value of its preferred stock as of December 31, 2006 since it represented 50% of the outstanding shares. The Company considered a number of factors and events post year end but concluded these were events of the first quarter and did not provide better evidence of the December 31, 2006 value than the October 31, 2006 Interpool transaction. The following factors were considered by the Company in evaluating the December 31, 2006 value: (1) Mr. Ogawa and DBJ Value Up Fund had not begun to discuss the proposed sale in detail and, in particular, they had not reached any

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 5

agreement on the price at which DBJ Value Up Fund would purchase Mr. Ogawa’s common stock, (2) as of December 31, 2006 the Company continued to have significant amounts of debt, including the debt incurred in connection with the acquisition of its stock from Interpool, and (3) as of December 31, 2006 the Company was over a month away from filing the registration statement for its initial public offering and was not fully certain that an initial public offering of its common stock in the near future was the best course of action for the Company since the valuation level remained uncertain. Accordingly, the Company determined that its estimate of the value of its preferred stock as of December 31, 2006 was consistent with its valuation as of October 1, 2006. The price negotiated by Mr. Ogawa with DBJ Value Up Fund for the purchase of Mr. Ogawa’s shares reflect a higher valuation of the Company in significant part due to the fact that the Company had filed the registration statement for this offering prior to that date and the valuation of the Company in connection with this offering was expected to be in a range that was consistent with the price paid by DBJ Value Up Fund. In addition, in the event this offering is not completed within one year from the date of Mr. Ogawa’s sale to DBJ Value Up Fund, DBJ Value Up Fund has the right to cause the Company to conduct an initial public offering of the Company’s common stock in Japan. These two factors, namely a valuation tied to a public offering of the Company’s common stock and an increased expectation of liquidity in the Company’s common stock, provided additional valuation metrics for purposes of establishing the price at which the stock would be sold by Mr. Ogawa to DBJ Value Up Fund. The expected offering price for this offering has been established by the Company in consultation with its underwriters based upon current market conditions, the Company’s most recent and expected financial performance and comparisons to the current valuations of comparable public companies as well as the Company’s plan to repay the debt it incurred in connection with its repurchase of its common stock from Interpool.

Business, page 73

Comment No. 7

We note your response to prior comment 26, but we still do not understand your relationship with the investment arrangers. Who are the investment arrangers? How do you establish business with an investment arranger? Alternatively, please tell us why you do not believe that additional disclosure would be material.

Response to Comment 7

The Company has revised the disclosure under “Business – Investors” to provide additional disclosure regarding the Company’s relationship with its investment arrangers and how it establishes relationships with them.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 6

Executive Compensation, page 90

Comment No. 8

We assume that inclusion of footnote (2) in the summary compensation table’s non-equity incentive plan compensation column is inadvertent. Please revise or advise.

Response to Comment 8

The Company confirms that the reference to footnote (2) in the non-equity incentive plan compensation column was inadvertent and has removed the reference.

Sale of Common Stock to DBJ Value Up Fund, page 97

Comment No. 9

We note that in February 2007 Mr. Ogawa, your Executive Chairman, sold 4,028 shares of your common stock to DBJ Value Up Fund or DBJ. Please disclose what relationship, if any, Mr. Ogawa or CAI had with DBJ prior to this transaction.

Response to Comment 9

Neither Mr. Ogawa nor CAI had any relationship with the DBJ Value Up Fund or DBJ prior to Mr. Ogawa beginning negotiations for the sale of his stock. Mr. Ogawa learned of DBJ’s interest in becoming a stockholder of the Company as a result of discussions between the Company’s container investment arranger in Japan and DBJ.

Comment No. 10

Disclosure states that CAI entered into a stock purchase agreement, an amended and restated registration rights agreement, and voting agreement with Mr. Ogawa and DBJ Value Up Fund. We note that you filed the amended and restated registration rights agreement as exhibit 10.7 to the registration statement. File also the stock purchase agreement and voting agreement as exhibits to the registration statement. See Item 601(b)(10(i) of Regulation S-K.

Response to Comment 10

The Company has filed the stock purchase agreement and the voting agreement as Exhibits 10.13 and 10.14, respectively.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 7

Principal and Selling Stockholders, page 98

Comment No. 11

Indicate by footnote or otherwise that DBJ is an affiliate of the Development Bank of Japan. We note the disclosure on page 97.

Response to Comment 11

The Company has revised the disclosure in Amendment No. 3 to indicate that DBJ Value Up Fund is an affiliate of the Development Bank of Japan.

Note 1. The Company and Nature of Operations, page F-8

Comment No. 12

We note from your disclosure that you formed an 80% owned subsidiary incorporated in Japan (CAIJ) in January 2007. Please expand your disclosures to discuss the business purpose for this transaction. If material, revise your filing to discuss the impact on future earnings and cash flows as a result of forming this subsidiary. Please also discuss the contributed assets and new or assumed liabilities in connection with CAIJ.

Response to Comment 12

The Company has revised footnote 1 to disclose the business purpose for forming CAIJ as an 80% subsidiary. The Company supplementally informs the Staff that the Company does not believe that the formation of this subsidiary will have a material impact on earnings or cash flows in the near future. As noted in the revised disclosure, the Company contributed approximately $400,000 in cash to CAIJ in connection with its formation.

Note 3. Step Acquisition of CAI Common Stock Held by Interpool, page F-14

Comment No. 13

Please revise your pro forma financial information to present the year ended December 31, 2006 rather than the nine months ended September 30, 2006. Refer to paragraph 54 of SFAS 141.

Response to Comment 13

The Company has revised the pro forma financial information to present the year ended December 31, 2006 rather than the nine months ended September 30, 2006.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 8

Comment No. 14

Disclose the primary reason for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of SFAS 141.

Response to Comment 14

The Company has revised Note 3 to provide a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

Exhibit 10.1

Comment No. 15

As noted in prior comment 39, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Since you did not file schedules 1 and 16.6.1 to exhibit 10.1, please refile the exhibit in its entirety.

Response to Comment 15

The Company has refiled Exhibit 10.1 in its entirety, including Schedules 1 and 16.6.1.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 April 24, 2007	Page 9

The Company currently intends to request acceleration of the registration statement on or about May 14, 2007 so we would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or Amendment No. 3, please contact me at (650) 838-4393 or Ed Wes at (650) 838-4302.

Very truly yours,

/s/ Bruce M. McNamara

Bruce M. McNamara

Enclosures

cc:	CAI International, Inc.

Piper Jaffray & Co.

William Blair & Company, L.L.C.

Jefferies & Company, Inc.

Davis Polk & Wardwell

KPMG LLP